Exhibit 99.8

2022 Letter to Shareholders BUILT TO

2 CELESTICA A Message from the CEO† Dear Shareholders, Our outstanding financial performance in 2022 was a result of our strategic resolve and strong execution across the business. It was a year of several record-breaking accomplishments and business milestones that speak to the soundness of our long-term strategy and the tremendous work of the employees across our global network. With annual revenue in 2022 surpassing $7 billion for the first time since 2011, not only did we return to year-over-year annual revenue growth for the first time since 2018, we delivered the highest annual revenue growth in the Company’s history at 29%. We also recorded our highest-ever non-IFRS operating margin*, reflecting our ability to deliver on higher value-added programs. In short, 2022 will be remembered for the depth and breadth of our achievements. We drove strong financial performance, accomplished record growth, expanded our competitive position, strengthened our supply chain partnerships and helped customers navigate global supply shortages. We continued to execute for our customers, who rely on us to ensure compliance with global quality, industry, and product standards. Our ability to consistently deliver on our commitments reinforces our global reputation for trusted excellence. We enter 2023 with strong momentum, expecting demand strength and revenue growth to continue, underpinned by strong margins. † This letter contains forward-looking statements. See the Cautionary Note Regarding Forward-Looking Statements on page 8. * Non-IFRS operating margin is a non-IFRS financial measure (ratio) based on non-IFRS operating earnings. See footnotes 1 and 3 to the Financial Highlights Table for the definition and uses of these non-IFRS financial measures, and a reconciliation of these non-IFRS financial measures to the most directly comparable IFRS financial measures for recent years.

2022 LETTER TO SHAREHOLDERS 3 Long-term growth potential in our markets As we build on our momentum, we anticipate 2023 will be a strong year for both Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). We hold solid positions in our target markets and believe each has excellent prospects for the future. Our Industrial business performed well in 2022. PCI Private Limited continued to achieve strong operating results and exceeded our year-one synergy targets. The outlook for this market remains robust with 75% of anticipated growth in 2023 expected to come from green energy programs. We are partnering with both established leaders and early-stage innovators in EV chargers, energy generation, and energy storage to help accelerate market entry at competitive costs. We intend to continue to grow our full product lifecycle capabilities in this vital sector by investing in strategic engineering and after-market solutions and by optimizing our supply base and site capabilities. Additionally, we are expanding our footprint in Mexico to support customer demand in high-value markets that are expected to play a critical role in our growth strategy. Our Aerospace and Defense (A&D) business experienced strong demand recovery in 2022, showing sequential improvement in each quarter and low double-digit annual growth. Globally, the Commercial Aerospace sector is seeing a steady return to pre-pandemic levels and defense markets are showing steady growth. As a result, we anticipate greater demand for higher-value services such as design and engineering support, repair and licensing solutions. We are expanding into new growth areas as demand rises for unmanned aerial vehicles (UAVs), low earth orbit satellites and ground equipment. We believe our global network is well-positioned to support our A&D customers with deep expertise in highly regulated solutions including International Traffic in Arms Regulations (ITAR)-compliant design, engineering and manufacturing, as well as maintenance, repair and overhaul (MRO). Our Capital Equipment business performed well in 2022 driven by secular demand, market-share gains and strong operational execution. We believe we have a strong value proposition in this market due to our expertise in complex electromechanical systems delivered by a network of comprehensive vertical capabilities that is in close proximity to our end customers. While wafer-fab equipment demand is expected to decline in 2023, we believe the benefits of our business mix, market share gains and new program wins will enable us to outperform broader market expectations. Our experience in enabling highly sophisticated capital equipment engineering and assembly solutions has also created the opportunity for expansion outside of the Semiconductor market.

4 CELESTICA Our HealthTech business was strong in 2022. We believe we are well-positioned to capitalize on the robust growth expected in the dynamic HealthTech sector in 2023, as trends such as connected devices, emerging new technologies (AI/ML), and advancements in complex product design drive innovation in medical devices. As a trusted partner to some of the world’s leading medical original equipment manufacturers (OEMs), we have made focused investments to strengthen our HealthTech network, expand our engineering and product development expertise, and provide FDA-regulated finished device manufacturing solutions and after-market solutions to enable high-quality medical devices. In our Hardware Platform Solutions (HPS) business, we have over 500 engineers working across the globe and hold over 250 patents. We work with ecosystem partners to deliver off-the-shelf or customized solutions in networking, storage and compute, to help our customers deploy emerging technologies faster to enable their strategies. This business has exhibited remarkable growth over the past three years, with revenue of $1.83 billion in 2022 representing outstanding growth of 59% year-over-year compared to 2021. This growth is the result of our customers’ substantial capital investments in data-center expansion and our ability to gain market share from original design manufacturers (ODMs) with our differentiated offerings. We expanded our HPS global presence and increased our network resilience in 2022 by launching design centers in Santa Clara, USA; Richardson, USA; and Chennai, India. We will continue to build on the growth in HPS in the years ahead, investing in technology and capabilities to deliver high levels of innovation and support to help ensure our customers’ business success. In 2023, planned investments include the addition of a new HPS Design Center in Penang, Malaysia, the ongoing expansion of our HPS engineering team, and an increase in our research and development (R&D) spend. Across the balance of CCS, our Communications and Enterprise businesses performed well in 2022, and we anticipate moderate growth in 2023. In our Communications business, we continue to provide high-value services and HPS, with a strong market position in advanced, higher-end technologies. In our Enterprise business, we have strengthened and expanded our offerings, including our disaggregated solutions and capabilities, and we intend to continue to focus on our core customer base while targeting a new class of enterprise customers. Strengthening Environmental, Social and Governance (ESG) Strong ESG principles and practices have been integrated into many aspects of our business for more than two decades. Our ESG strategy is built on minimizing the impact of our operations and supply chain on the environment, enabling our customers’ ESG strategies with lifecycle services and solutions, supporting our local communities, and creating a vibrant, positive workplace that provides opportunity and empowers our people. We are making excellent progress against our target of a 30% reduction in absolute Scope 1 and Scope 2 greenhouse gas (GHG) emissions by 2025 from a 2018 base year, through conservation initiatives and investments in renewable energy. As we look to the year ahead, we will continue to focus on reducing our GHG emissions, advancing the circular economy through IT asset disposition support, investing in renewable technologies, and pursuing additional ways to reduce our water usage. At Celestica, our people are at the heart of our strategy as they collectively drive our performance and fuel our ambitious growth agenda. We furthered our focus on employee wellness and continued to take action on diversity and inclusion intended to strengthen the diversity of our pipeline of talent and foster an inclusive work environment.

2022 LETTER TO SHAREHOLDERS 5 Our ESG program continues to earn external industry recognition. We were once again recognized this year with an EcoVadis assessment platinum rating, and as one of the Best 50 Corporate Citizens in Canada by Corporate Knights. Looking to the future with confidence I am incredibly proud of what we have accomplished this year. We enter 2023 with confidence as we believe that our business is poised for another year of growth and success, with a strong team and an ambitious strategy. Building on our strong momentum, we will continue our efforts to expand our leadership position in key markets, leverage growth opportunities made possible through portfolio diversification, execute across our global network, and invest in our people to attract and retain the best talent in the industry. I want to thank our employees across the globe for driving innovation, delivering for our customers and taking care of our communities and each other. Our success would not be possible without their extraordinary commitment. I also want to thank our customers and shareholders for their trust and confidence in our business, and our Board of Directors for their guidance and support. It is a privilege to lead this great company. Rob Mionis President and Chief Executive Officer

Financial Highlights*

(IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)	2022	2021	2020
OPERATIONS			
Revenue	**$7,250.0**	$5,634.7	$5,748.1
IFRS gross margin (gross profit as a % of revenue)	**8.8%**	8.6%	7.6%
Non-IFRS adjusted gross margin (non-IFRS adjusted gross profit as a % of revenue) (1) (2)	**9.1%**	8.9%	7.8%
IFRS selling, general and administrative expenses (SG&A) (as a % of revenue)	**3.9%**	4.3%	4.0%
Non-IFRS adjusted SG&A (as a % of revenue) (1) (2)	**3.4%**	4.0%	3.8%
IFRS earnings from operations	**$263.3**	$167.7	$127.9
IFRS earnings from operations (as a % of revenue)	**3.6%**	3.0%	2.2%
Non-IFRS operating earnings (adjusted EBIAT) (1) (3)	**$358.0**	$233.9	$199.0
Non-IFRS operating margin (adjusted EBIAT %) (1) (3)	**4.9%**	4.2%	3.5%
IFRS effective tax rate %	**29%**	24%	33%
Non-IFRS adjusted effective tax rate % (1) (9)	**21%**	19%	22%
IFRS net earnings	**$145.5**	$103.9	$60.6
IFRS net earnings per share – diluted	**$1.18**	$0.82	$0.47
Non-IFRS adjusted net earnings (1) (4) (9)	**$234.4**	$164.3	$126.6
Non-IFRS adjusted earnings per share – diluted (1) (4) (9)	**$1.90**	$1.30	$0.98
BALANCE SHEET DATA			
Cash and cash equivalents	**$374.5**	$394.0	$463.8
Borrowings under credit facility (as at year-end, excluding L/Cs)	**$627.2**	$660.4	$470.4
Total current assets	**$4,327.0**	$3,435.3	$2,737.2
Total current liabilities	**$3,055.2**	$2,253.5	$1,578.2
Working capital, net of cash (5)	**$822.9**	$817.6	$758.3
IFRS cash provided by operations	**$297.9**	$226.8	$239.6
Non-IFRS adjusted free cash flow (1) (6)	**$93.8**	$114.8	$126.0
Equity	**$1,677.7**	$1,463.0	$1,409.0
KEY RATIOS			
Days in accounts receivable (7)	**63**	72	68
Inventory turns (7)	**3x**	4x	5x
Cash cycle days (7)	**68**	76	66
IFRS return on invested capital (ROIC) (1) (8)	**12.9%**	10.0%	8.0%
Non-IFRS adjusted ROIC (1) (8)	**17.5%**	13.9%	12.4%
WEIGHTED AVERAGE SHARES OUTSTANDING			
Basic (in millions)	**123.5**	126.7	129.1
Diluted (in millions)	**123.6**	126.7	129.1
Total shares outstanding at December 31 (in millions)	**121.6**	124.7	129.1
NON-IFRS ADJUSTED GROSS PROFIT CALCULATION (1) (2)			
IFRS gross profit	**$636.3**	$487.0	$437.6
Add: employee stock-based compensation expense	**20.3**	13.0	11.1
Non-IFRS adjusted gross profit (1) (2)	**$656.6**	$500.0	$448.7
NON-IFRS ADJUSTED SG&A CALCULATION (1) (2)			
IFRS SG&A	**$279.9**	$245.1	$230.7
Deduct: employee stock-based compensation expense	**(30.7)**	(20.4)	(14.7)
Non-IFRS adjusted SGA (1) (2)	**$249.2**	$224.7	$216.0
NON-IFRS OPERATING EARNINGS (ADJUSTED EBIAT) CALCULATION (1) (3)			
IFRS earnings from operations	**263.3**	167.7	127.9
Add: employee stock-based compensation expense	**51.0**	33.4	25.8
Add: amortization of intangible assets (excluding computer software)	**37.0**	22.5	21.8
Add: Other Charges, net of recoveries	**6.7**	10.3	23.5
Non-IFRS operating earnings (adjusted EBIAT) (1) (3)	**$358.0**	$233.9	$199.0

6 CELESTICA

2022 LETTER TO SHAREHOLDERS 7 (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS) 2022 2021 2020 NON-IFRS ADJUSTED NET EARNINGS CALCULATION (1) (4) IFRS net earnings $145.5 $103.9 $60.6 Add: employee stock-based compensation expense 51.0 33.4 25.8 Add: amortization of intangible assets (excluding computer software) 37.0 22.5 21.8 Add: Other Charges, net of recoveries 6.7 10.3 23.5 Adjustments for taxes (9) (5.8) (5.8) (5.1) Non-IFRS adjusted net earnings (1) (4) $234.4 $164.3 $126.6 IFRS ROIC% AND NON-IFRS ADJUSTED ROIC% CALCULATION (1) (8) Average net invested capital $2,040.3 $1,682.2 $1,600.1 IFRS earnings from operations $263.3 $167.7 $127.9 IFRS ROIC% (8) 12.9% 10.0% 8.0% Non-IFRS operating earnings (adjusted EBIAT) (1) (3) $358.0 $233.9 $199.0 Non-IFRS adjusted ROIC% (1) (8) 17.5% 13.9% 12.4% NON-IFRS ADJUSTED FREE CASH FLOW CALCULATION (1) (6) IFRS cash provided by operations $297.9 $226.8 $239.6 Deduct (Add): purchase of property, plant and equipment, net of sales proceeds (108.9) (49.6) (51.0) Deduct: lease payments (46.0) (40.0) (33.7) Deduct: Finance Costs paid (excluding debt issuance costs paid) (49.2) (22.4) (28.9) Non-IFRS adjusted free cash flow (1) (6) $93.8 $114.8 $126.0 * This “Financial Highlights” table includes financial measures prepared in accordance with International Financial Reporting Standards (IFRS), as well as non-IFRS financial measures. The non-IFRS financial measures included herein are: adjusted gross profit, adjusted gross margin, adjusted selling, general and administrative expenses (SG&A), adjusted SG&A as a percentage of revenue, non-IFRS operating earnings (or adjusted EBIAT), non-IFRS operating margin (non-IFRS operating earnings or adjusted EBIAT as a percentage of revenue), adjusted net earnings, adjusted earnings per share, adjusted return on invested capital (adjusted ROIC), adjusted free cash flow, adjusted tax expense and adjusted effective tax rate. 1. Management uses non-IFRS financial measures, including non-IFRS ratios, to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors’ understanding of the core operating results of our business; and to set management incentive targets. We believe investors use both IFRS and non-IFRS financial measures to assess management’s past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations. We believe the non-IFRS financial measures presented herein are useful to investors, as they enable investors to evaluate and compare our results from operations in a more consistent manner (by excluding specific items that we do not consider to be reflective of our core operations), to evaluate cash resources we generate from our business each period, and to provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. In addition, management believes that the use of a non-IFRS adjusted tax expense and effective tax rate provide improved insight into the tax effects of our core operations, and are useful to management and investors for historical comparisons and forecasting. These non-IFRS financial measures result largely from management’s determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of our core operations. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies that report under IFRS, or who report under U.S. GAAP and use non-U.S. GAAP financial measures to describe similar financial metrics. Non-IFRS financial measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any IFRS financial measure. The most significant limitation to management’s use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS financial measures are nonetheless recognized under IFRS and have an economic impact on the company. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of the company’s performance, and reconciling non-IFRS financial measures back to the most directly comparable IFRS financial measures. Prior to the second quarter of 2022 (Q2 2022), adjusted free cash flow was referred to as free cash flow, but has been renamed. Its composition remains unchanged. In addition, prior to Q2 2022, non-IFRS operating earnings (adjusted EBIAT) was reconciled to IFRS earnings before income taxes, and non-IFRS operating margin was reconciled to IFRS earnings before income taxes as a percentage of revenue, but commencing in Q2 2022, are reconciled to IFRS earnings from operations, and IFRS earnings from operations as a percentage of revenue, respectively (as the most directly comparable IFRS financial measures). This modification did not impact either resultant non-IFRS financial measure. Since non-IFRS adjusted ROIC is based on non-IFRS operating earnings, in comparing this measure to the most directly-comparable financial measure determined using IFRS measures (which we refer to as IFRS ROIC), commencing in in third quarter of 2022, our calculation of IFRS ROIC is based on IFRS earnings from operations (instead of IFRS earnings before income taxes). This modification did not impact the determination of non-IFRS adjusted ROIC. Prior period reconciliations and calculations included in this Financial Highlights table reflect the current presentation. In the fourth quarter of 2022, we entered into a total return swap (TRS) agreement. Similar to stock-based compensation (SBC) expense, quarterly fair value adjustments related to the TRS (TRS FVAs) will be classified in SG&A expenses and costs of sales in our consolidated statement of operations, and will be excluded in our determination of the following non-IFRS financial measures included herein: adjusted gross profit, adjusted gross margin, adjusted SG&A, adjusted SG&A as a percentage of revenue, non-IFRS operating earnings, non-IFRS operating margin, adjusted net earnings and adjusted earnings per share, as they reflect fluctuations in the market price of our subordinate voting shares from period to period, and not our ongoing operating performance. TRS FVAs will also impact the determination of our non-IFRS adjusted tax expense and non-IFRS adjusted effective tax rate. However, as the impact of TRS FVAs on our consolidated financial statements for 2022 was de minimis, no such exclusion was applicable to such non-IFRS financial measures in 2022, and no such exclusions are set forth in this Financial Highlights table. 2. Non-IFRS adjusted gross profit and non-IFRS adjusted gross margin (non-IFRS adjusted gross profit as a percentage of revenue), and non-IFRS adjusted SG&A and non-IFRS adjusted SG&A as a percentage of revenue, each exclude employee SBC expense. See the reconciliations of these measures in the tables above. 3. Non-IFRS operating earnings (adjusted EBIAT) is defined as earnings from operations before employee SBC expense, amortization of intangible assets (excluding computer software), and Other Charges, net of recoveries (defined below). Non-IFRS operating margin is defined as non-IFRS operating earnings divided by revenue. A reconciliation of non-IFRS operating earnings to IFRS earnings from operations is provided in the table above. Other Charges, net of recoveries consist of, when applicable: restructuring charges (recoveries); Transition Costs (Recoveries) (defined below); net impairment charges; acquisition-related consulting, transaction and integration costs related to potential and completed acquisitions, and charges or releases related to the subsequent re-measurement of indemnification assets or the release of indemnification or other liabilities recorded in connection with acquisitions; legal settlements (recoveries); specified credit facility-related charges (in 2021, consisting primarily of the accelerated amortization of unamortized deferred financing costs); and post-employment benefit plan losses. Transition Costs consist of costs recorded in connection with: (i) the transfer of manufacturing lines from closed sites to other sites within our global network; and (ii) the sale of real properties unrelated to restructuring actions (Property Dispositions). Transition Costs in prior periods also included costs in connection with the relocation of our Toronto manufacturing operations and corporate headquarters in connection with the 2019 sale of our former Toronto real property. Transition Recoveries consist of any gains recorded in connection with Property Dispositions. Quantification of the components of Other Charges, net of recoveries for each period in the table can be found in Item 5 of our Annual Report on Form 20-F for 2022 (with respect to 2022 and 2021) and 2021 (with respect to 2020), at www.sec.gov. 4. Non-IFRS adjusted net earnings is defined as net earnings before employee SBC expense, amortization of intangible assets (excluding computer software), Other Charges, net of recoveries, and adjustments for taxes (see note 9 below). A reconciliation of non-IFRS adjusted net earnings to IFRS net earnings is provided in the table above. Quantification of the components of Other Charges, net of recoveries for each period in the table can be found in Item 5 of our Annual Report on Form 20-F for 2022 (with respect to 2022 and 2021) and 2021 (with respect to 2020), at www.sec.gov. 5. Working capital, net of cash, is calculated as accounts receivable (A/R) and inventory less accounts payable (A/P), including accrued and other current liabilities and current portion of provisions. 6. Non-IFRS adjusted free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), lease payments, and Finance Costs paid (excluding debt issuance costs and when applicable, credit facility-related waiver fees paid, which we do not consider to be part of our ongoing financing expenses). Finance Costs consist of interest expense and fees related to our credit facility (including debt issuance and related amortization costs), our interest rate swap agreements, our TRS agreement, our A/R sales program and customers’ supplier financing programs, and interest expense on our lease obligations, net of interest income earned. Note that non-IFRS adjusted free cash flow does not represent residual cash flow available to Celestica for discretionary expenditures. A reconciliation of non-IFRS adjusted free cash flow to IFRS cash provided by operations is provided in the table above. 7. Days in A/R is defined as average A/R divided by average daily revenue for the year. Inventory turns are calculated by dividing 365 by the number of days in inventory (which is determined by dividing average inventory by average daily cost of sales for the year). Cash cycle days are calculated as the sum of days in A/R and days in inventory minus the days in A/P (average A/P divided by average daily cost of sales for the year) and days in cash deposits (average cash deposits divided by the average daily cost of sales) for the year. 8. Non-IFRS adjusted ROIC is calculated by dividing annualized non-IFRS adjusted EBIAT by average net invested capital (NIC) for the year. NIC is derived from IFRS financial measures, and is defined as total assets less: cash, right-of-use assets, accounts payable, accrued and other current liabilities, provisions, and income taxes payable. We use a five-point average to calculate average NIC for the year. A comparable financial measure determined using IFRS measures would be calculated by dividing annualized IFRS earnings from operations by average NIC for the year (which we refer to as IFRS ROIC). A calculation of IFRS ROIC% and non-IFRS adjusted ROIC% is provided in the table above. A calculation of NIC for each period in the table can be found in Item 5 of our Annual Report on Form 20-F for 2022 (with respect to 2022 and 2021) and 2021 (with respect to 2020), at www.sec.gov, under the caption “Non-IFRS Financial Measures,” which calculations are incorporated by reference herein. 9. The adjustments for taxes, as applicable, represent the tax effects of the non-IFRS adjustments and non-core tax impacts (tax adjustments related to acquisitions, and certain other tax costs or recoveries related to restructuring actions or restructured sites). Quantification of the tax adjustments and non-core tax impacts for each period in the table (as well as a reconciliation of non-IFRS adjusted tax expense and non-IFRS adjusted effective tax rate to IFRS tax expense and IFRS effective tax rate, respectively) can be found in Item 5 of our Annual Report on Form 20-F for 2022 (with respect to 2022 and 2021) and 2021 (with respect to 2020), at www.sec.gov, under the caption “Non-IFRS Financial Measures,” which quantification and reconciliation are incorporated by reference herein.

8 CELESTICA Every year, our employees devote their time and expertise to strengthen the communities in which we live and work. Building Stronger Communities celestica.com Cautionary Note Concerning Forward-Looking Statements. The 2022 Letter to Shareholders contains forward-looking statements within the meanings of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, including with respect to: our priorities, objectives, goals and strategies; plans for growth; trends in the electronics manufacturing services (EMS) industry and our segments (and/or constituent businesses) and near term expectations; our financial outlook and anticipated financial performance; and our Environmental, Social and Governance (ESG) strategy, focus areas, targets and goals (including those related to sustainability and diversity and inclusion). Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “continues,” “project,” “target,” “goal,” “potential,” “possible,” “contemplate,” “seek,” or similar expressions, or may employ such future or conditional verbs as “may,” “might,” “will,” “could,” “should,” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws concerning forward-looking information. Forward-looking statements are provided to assist readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, risks related to: customer and segment concentration; challenges of replacing revenue from completed, lost or non-renewed programs or customer disengagements; managing our business during uncertain market, political and economic conditions, including among others, global inflation and/or recession, and geopolitical and other risks associated with our international operations, including military actions, protectionism and reactive countermeasures, economic or other sanctions or trade barriers, including in relation to the Russia/Ukraine conflict; managing changes in customer demand; our customers’ ability to compete and succeed using our products and services; delays in the delivery and availability of components, services and/or materials, as well as their costs and quality; our inventory levels and practices; the cyclical and volatile nature of our semiconductor business; changes in our mix of customers and/or the types of products or services we provide, including negative impacts of higher concentrations of lower margin programs; price, margin pressures, and other competitive factors and adverse market conditions affecting, and the highly competitive nature of, the EMS and ODM industries in general and our segments in particular (including the risk that anticipated market conditions do not materialize); challenges associated with new customers or programs, or the provision of new services; interest rate fluctuations; rising commodity, materials and component costs as well as rising labor costs and changing labor conditions; changes in U.S. policies or legislation; customer relationships with emerging companies; recruiting or retaining skilled talent; our ability to adequately protect intellectual property and confidential information; the variability of revenue and operating results; unanticipated disruptions to our cash flows; deterioration in financial markets or the macro-economic environment, including as a result of global inflation and/or recession; maintaining sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities; the expansion or consolidation of our operations; the inability to maintain adequate utilization of our workforce; integrating and achieving the anticipated benefits from acquisitions and “operate-in-place” arrangements; execution and/or quality issues (including our ability to successfully resolve these challenges); non-performance by counterparties; negative impacts on our business resulting from any significant uses of cash, securities issuances, and/or additional increases in third-party indebtedness (including as a result of an inability to sell desired amounts under our uncommitted A/R sales program or supplier financing programs); disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of adverse impacts of events outside of our control, including those described under “External Factors that May Impact our Business” of our Annual Report on Form 20-F for the year ended December 31, 2022 (2022 20-F); defects or deficiencies in our products, services or designs; volatility in the commercial aerospace industry; compliance with customer-driven policies and standards, and third-party certification requirements; negative impacts on our business resulting from our third-party indebtedness; the scope, duration and impact of the coronavirus disease 2019 and related mutations (COVID-19) pandemic and materials constraints; declines in U.S. and other government budgets, changes in government spending or budgetary priorities, or delays in contract awards; failure of the U.S. federal government to manage its fiscal matters or to raise or further suspend the debt ceiling, and changes in the amount of U.S. federal debt; the military conflict between Russia and Ukraine; changes to our operating model; foreign currency volatility; our global operations and supply chain; competitive bid selection processes; our dependence on industries affected by rapid technological change; rapidly evolving and changing technologies, and changes in our customers’ business or outsourcing strategies; increasing taxes (including as a result of global tax reform), tax audits, and challenges of defending our tax positions; obtaining, renewing or meeting the conditions of tax incentives and credits; the management of our information technology systems, and the fact that while we have not been materially impacted by computer viruses, malware, ransomware, hacking incidents or outages, we have been (and may in the future be) the target of such events; the impact of our restructuring actions and/or productivity initiatives, including a failure to achieve anticipated benefits therefrom; the incurrence of future restructuring charges, impairment charges, other unrecovered write-downs of assets (including inventory) or operating losses; the inability to prevent or detect all errors or fraud; compliance with applicable laws and regulations; our pension and other benefit plan obligations; changes in accounting judgments, estimates and assumptions; our ability to maintain compliance with applicable credit facility covenants; the discontinuation of LIBOR; our entry into a total return swap agreement; our ability to refinance our indebtedness from time to time; our credit rating; the interest of our controlling shareholder; current or future litigation, governmental actions, and/or changes in legislation or accounting standards; volatility in our stock price; the impermissibility of subordinate voting share (SVS) repurchases, or a determination not to repurchase SVS, under any normal course issuer bid (NCIB); potential unenforceability of judgments; negative publicity; the impact of climate change; and our ability to achieve our environmental, social and governance (ESG) targets and goals, including with respect to climate change and greenhouse gas emissions reduction. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in our most recent MD&A, our 2022 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission (SEC), and as applicable, the Canadian Securities Administrators. Our forward-looking statements are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include: continued growth in our end markets; growth in manufacturing outsourcing from customers in diversified markets; no significant unforeseen negative impacts to our operations; no unforeseen materials price increases, margin pressures, or other competitive factors affecting the EMS or ODM industries in general or our segments in particular, as well as those related to the following: the scope and duration of materials constraints (i.e., that they do not materially worsen) and the COVID-19 pandemic, and their impact on our sites, customers and suppliers; our ability to fully recover our tangible losses caused by the recent fire at our Batam facility in Indonesia through insurance claims; fluctuation of production schedules from our customers in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success of our customers’ products; our ability to retain programs and customers; the stability of currency exchange rates; supplier performance and quality, pricing and terms; compliance by third parties with their contractual obligations; the costs and availability of components, materials, services, equipment, labor, energy and transportation; that our customers will retain liability for product/component tariffs and countermeasures; global tax legislation changes; our ability to keep pace with rapidly changing technological developments; the timing, execution and effect of restructuring actions; the successful resolution of quality issues that arise from time to time; the components of our leverage ratio (as defined in our credit facility); our ability to successfully diversify our customer base and develop new capabilities; the availability of capital resources for, and the permissibility under our credit facility of, repurchases of outstanding SVS under our current NCIB, and compliance with applicable laws and regulations pertaining to NCIBs; compliance with applicable credit facility covenants; anticipated demand levels across our businesses; the impact of anticipated market conditions on our businesses; that global inflation and/or recession will not have a material impact on our revenues or expenses; our ability to achieve the expected long-term benefits from our PCI Private Limited acquisition; and our maintenance of sufficient financial resources to fund currently anticipated financial actions and obligations and to pursue desirable business opportunities. Although management believes its assumptions to be reasonable under current circumstances, they may prove to be inaccurate, which could cause actual results to differ materially (and adversely) from those that would have been achieved had such assumptions been accurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.